FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	…………………………………………………… ,	2012

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date....	April 5, 2012.	By ……/s/…… Kazuhiko Nagashima………
(Signature)*

Kazuhiko Nagashima
General Manager
Global Finance Accounting Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Extraordinary Report

1.	Reason for Filing

Canon Inc. (the “Company”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Details of Corporations, etc. to report the approval of resolutions at the Ordinary General Meeting of Shareholders for the 111th Business Term (the “Ordinary General Meeting”) of the Company held at March 29, 2012.

2.	Description of Report
(1)	Date on which the Ordinary General Meeting was held:

March 29, 2012

(2)	Details of the Matters to be Resolved:

Item No.1: Dividend from Surplus

a. Matters concerning allocation of dividend and its total amount:

60.00 yen per one common share of the Company

Total amount of dividend     72,091,930,080 yen

b. Effective date of the dividend from surplus:

March 30, 2012

Item No.2: Partial Amendment to the Articles of Incorporation

It was proposed that following amendments be made to the Articles of Incorporation:
a.

A new article is to be established to the effect that the Company may provide shareholders with the information required to be described or indicated in the reference documents, etc. for the General Meetings of Shareholders through the internet.

b.

New articles are to be established to the effect that the Company may, by a resolution of the Board of Directors, exempt Directors and Corporate Auditors from part of their liabilities to the extent permitted under laws or ordinances, and that the Company may enter into contracts for limitation of liability with Outside Corporate Auditors.

Item No.3: Election of Eighteen Directors

It was proposed that the following persons be elected as Directors:

Messrs. Fujio Mitarai, Toshizo Tanaka, Toshiaki Ikoma, Kunio Watanabe, Yoroku Adachi, Yasuo Mitsuhashi, Shigeyuki Matsumoto, Toshio Homma, Masaki Nakaoka, Haruhisa Honda, Hideki Ozawa, Masaya Maeda, Yasuhiro Tani, Makoto Araki, Hiroyuki Suematsu, Shigeyuki Uzawa, Kenichi Nagasawa and Naoji Otsuka.

Item No.4: Election of One Corporate Auditor

It was proposed that Mr. Kengo Uramoto be elected as a Corporate Auditor.

Item No.5: Grant of Retirement Allowance to Directors to Retire

It was proposed that retirement allowance be granted to Mr. Tsuneji Uchida, Mr. Tomonori Iwashita, Mr. Masahiro Osawa, Mr. Katsuichi Shimizu and Mr. Ryoichi Bamba, the Directors to retire, within the due amount based upon certain standards stipulated by the Company, and that the determination of the actual amount and the time and method of granting, etc. be entrusted to the Board of Directors.

Item No.6: Grant of Bonus to Directors

It was proposed that bonus be granted to the nineteen Directors as of the end of the 111th Business Term, which totals 229,100,000 yen.

(3)	The number of voting rights concerning the indication of “for,” “against” or “abstention” for each item; Requirements for approving the items; and Results of resolutions

Item	For	Against	Abstention	Ratio of favorable votes	Results
Item No.1	9,404,497	2,411	7,896	97.91%	Approved
Item No.2	9,128,801	277,542	8,430	95.04%	Approved
Item No.3
Fujio Mitarai	8,699,689	706,587	8,514	90.57%	Approved
Toshizo Tanaka	8,950,569	462,069	2,155	93.18%	Approved
Toshiaki Ikoma	8,973,612	439,026	2,155	93.42%	Approved
Kunio Watanabe	8,944,426	468,210	2,155	93.12%	Approved
Yoroku Adachi	8,967,720	444,917	2,155	93.36%	Approved
Yasuo Mitsuhashi	8,968,700	443,938	2,155	93.37%	Approved
Shigeyuki Matsumoto	8,968,636	444,001	2,155	93.37%	Approved
Toshio Homma	8,978,756	433,882	2,155	93.48%	Approved
Masaki Nakaoka	8,968,749	443,888	2,155	93.37%	Approved
Haruhisa Honda	8,968,757	443,881	2,155	93.37%	Approved
Hideki Ozawa	8,967,797	444,841	2,155	93.36%	Approved
Masaya Maeda	8,968,720	443,917	2,155	93.37%	Approved
Yasuhiro Tani	8,969,593	443,044	2,155	93.38%	Approved
Makoto Araki	8,969,407	443,230	2,155	93.38%	Approved
Hiroyuki Suematsu	8,876,561	529,717	8,514	92.41%	Approved
Shigeyuki Uzawa	8,867,138	539,140	8,514	92.31%	Approved
Kenichi Nagasawa	8,866,209	540,070	8,514	92.30%	Approved
Naoji Otsuka	8,866,484	539,794	8,514	92.31%	Approved
Item No.4
Kengo Uramoto	8,903,991	502,648	8,165	92.70%	Approved
Item No.5	6,666,267	2,331,375	416,877	69.40%	Approved
Item No.6	9,341,297	54,012	19,227	97.25%	Approved

Note:	1.

The number of “for,” “against” or “abstention” of each item is the number of the voting rights that were exercised in advance by the day prior to the Ordinary General Meeting and voting rights which were held by the shareholders present at the Ordinary General Meeting and for which approval or disapproval of each item could be confirmed.

	2.

The ratio of favorable votes of each item is the ratio of the number of votes in favor exercised in advance by the day prior to the Ordinary General Meeting, and those exercised by shareholders who were present at the Ordinary General Meeting and could be confirmed the indication, to the total number of voting rights of the shareholders present at the Ordinary General Meeting (the portion of the voting rights that were exercised in advance by the day prior to the Ordinary General Meeting, as well as those held by the shareholders present at the Ordinary General Meeting).

	3.	The requirements for approval of each resolution are as follows:

-   For Item 1, 5 and 6, a majority vote of the shareholders who are entitled to vote present at the Ordinary General Meeting;

-   For Item 2, not less than two-thirds (2/3) of the votes of the shareholders present at the Ordinary General Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote;

-   For Item 3 and 4, a majority vote of the shareholders present at the Ordinary General Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

(4)	Reason for not including certain voting rights held by shareholders present at the meeting in the number of voting rights:

The aggregate number of (a) voting rights exercised in advance by the day prior to the Ordinary General Meeting and (b) voting rights by certain shareholders present at the Ordinary General Meeting through which approval or disapproval was able to be ascertained to each of the items, was sufficient to meet all requirements pursuant to the Corporation Law to approve all of the items. Accordingly, voting rights which were held by the shareholders present at the Ordinary General Meeting but for which the indication of “for,” “against” or “abstention” of each item could not be confirmed, were not counted.